United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-39418

NOTIFICATION OF LATE FILING

☒ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-k

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Polished.com Inc.

Full name of registrant

Former name if applicable

1870 Bath Avenue

Address of principal executive office

Brooklyn, NY 11214

City, state and zip code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Polished.com Inc. (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2022 (“2022 10-K”) within the prescribed time period because it requires additional time to finalize its financial statements for the year ended December 31, 2022 due to the events described below.

As previously disclosed, the Company has completed its assessment of the results of the internal investigation carried out by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) regarding certain allegations made by certain former employees related to the Company’s business operations. The investigation produced key findings pertaining to the Company’s business operations under former management during the 2021-2022 period that must be accounted for in the financial statements for the year ended December 31, 2022. The Company is working diligently with its independent registered public accounting firm to finalize the financial statements and intends to file the 2022 10-K as soon as practicable but does not anticipate that it will be in a position to file the 2022 10-K on or before the fifteenth calendar date following the required filing date as prescribed in Rule 12b-25.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the outcome of the Audit Committee investigation and the completion of matters necessary to permit the filing of the 2022 10-K. All statements, other than statements of historical fact, contained in this Form 12b-25 are forward-looking statements. Forward-looking statements contained in this Form 12b-25 may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company’s control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those described more fully in the section titled “Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the Securities and Exchange Commission. Forward-looking statements contained in this Form 12b-25 are made as of this date, and the Company undertakes No duty to update such information except as required under applicable law.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

J.E. “Rick” Bunka	(800)	299-9470
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes              ☒ No

Quarterly Report on Form 10-Q for the period ended September 30, 2022; Quarterly Report on Form 10-Q for the period ended June 30, 2022.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes              ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Polished.com Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 3, 2023	By:	/s/ J.E. “Rick” Bunka
J.E. “Rick” Bunka
Interim Chief Executive Officer

4